EXHIBIT 99.1

Danaos Corporation Reports First Quarter Earnings of $1.84 and Dividend of $0.44 Per Common Share for the Period Ended March 31, 2007

Athens, Greece - Danaos Corporation (“Danaos”) (NYSE: DAC), a leading international owner of containerships, today reported unaudited results for the period ended March 31, 2007.

Highlights:

•                  Reported net earnings of $100.4 million or $1.84 per share for the first quarter of 2007

•                  Operating Revenues of $67.6 million for the first quarter of 2007

•                  EBITDA of $116.6 million for the first quarter of 2007

•                  Dividend of $0.44 per common share payable on May 18, 2007 to all shareholders of record as of May 4, 2007

•                  During the first quarter of 2007 Danaos took delivery of one 4,300 TEU container ship, the Norasia Integra, and sold six vessels, five drybulk carriers and one containership, the APL England.

•                  Orders for 14 additional large containerships representing an investment of approximately $1.2 billion.

Danaos’ CEO Dr. John Coustas commented: “We are extremely pleased with our first quarter achievements as it was the busiest in terms of new order activity and the most profitable ever for Danaos. During this quarter we increased our order-book by four 6,800 TEU containerships to be built in Jiangnan -China, five 6,500 TEU containerships and five 3,400 TEU containerships to be built in Hanjin Heavy Industries - Korea. Danaos’ total orders now stand at 28 large size containerships with a total of 147,524 TEUs equivalent to 104% of our current fleet. Notably, we have already secured fixed rate long time charters of 10 to 15 years for eight of these newly placed orders and we are actively pursuing further opportunities to charter in advance the rest. Consequently we have managed to increase our contracted revenues by approximately $1 billion to $3.9 billion. Further, consistent with our declared dividend strategy we announced today our quarterly cash dividend of $0.44 per share.

In this first quarter of 2007 we took delivery of the Norasia Integra, a 4,300 TEU containership which is fixed for a 12 year charter to the Yang Ming Group. We also delivered to their new owner all but one of our dry bulk carriers, with the last one to be delivered during the month of April. Through the sale of these dry bulk vessels Danaos has become a pure containership company with charter cover of approximately 90% up to 2010 and above 60% for the subsequent period up to 2017.

During the first quarter of 2007 tonnage demand from the charter market has accelerated, driving the charter rate indexes higher. The actual rise has been much more pronounced in the larger containership sizes above 3,000 TEUs, a market segment in which Danaos holds a prominent position. The strong demand also resulted in the re-chartering of three of our vessels at accretive rates for three years”.

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

During the quarter ended March 31, 2007, Danaos had an average of 31.0 containerships and 2.8 drybulk carriers in its fleet as opposed to 25.1 containerships and 7.0 drybulk carriers for the same period of 2006. We took delivery of the Norasia Integra, a 4,300 TEU containership on March 12, 2007 and sold six vessels, five drybulk carriers, the Alexandra I, Fivos, Dimitris C, Roberto C and Maria C on January 8, January 10, January 30 and February 27 of 2007 for the last two respectively and one 5,506 TEU containership, the APL England, on March 7, 2007.

Our net income was $100.4 million or $1.841 per share for the first quarter of 2007 compared to net income of $21.5 million or $0.481 per share for the first quarter of 2006, an increase in net income of 367.2%. Excluding one-off gain from sale of vessels of $72.7 million and a loss resulting from change in fair value of debt denominated in JPY of $2.6 million, our net income for the first quarter of 2007 is $30.3 million or $0.551 per share.

Operating Revenue

Operating revenue increased 23.9%, or $13.1 million, to $67.6 million in the quarter ended March 31, 2007, from $54.5 million in the quarter ended March 31, 2006. The increase was mainly a result of the addition to our fleet of seven vessels, the MOL Confidence, a 4,651 TEU containership on March 23, 2006, the CSCL Pusan, a 9,580 TEU containership on September 8, 2006, the CSCL Le Havre, a 9,580 TEU containership on November 20, 2006 and three 4,814 TEU vessels, the Maersk Marathon, Maersk Messologi and Maersk Mytilini, on December 13, 18 and 22 of 2006 respectively, and the Norasia Integra, a 4,300 TEU containership on March 12, 2007. These additions to our fleet collectively contributed revenues of $14.5 million during the three months ended March 31, 2007. In addition the Company sold seven vessels, six drybulk carriers, the Sofia III, Alexandra I, Fivos, Dimitris C, Roberto C and Maria C on May 11, 2006, January 8, January 10, January 30 and February 27 of 2007 for the last two respectively and one 5,506 TEU containership the APL England on March 7, 2007, which collectively contributed less revenue of $4.3 million during the three months ended March 31, 2007.

Vessel Operating Expenses

Vessel operating expenses increased 17.9%, or $2.4 million, to $16.1 million in the quarter ended March 31, 2007, from $13.7 million in the quarter ended March 31, 2006. This increase was due to the addition to our fleet of seven containerships, the sale of six drybulk carriers, one containership and a general increase of operating expenses experienced by the overall industry.

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense increased 49.1%, or $3.4 million, to $10.2 million in the quarter ended March 31, 2007, from $6.8 million for the quarter ended March 31, 2006. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet as well as the addition of more expensive vessels as compared to those sold during the quarter ended March 31, 2007.

Amortization of Deferred Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 34.0%, or $0.4 million, to $1.5 million in the quarter ended March 31, 2007, from $1.1 million in the quarter ended March 31, 2006. This was due to the costs of dry-docking and special surveys conducted for an additional 13 of our vessels during the last year.

General and Administrative Expenses

General and administrative expenses increased 33.1%, or $0.6 million, to $2.3 million in the quarter ended March 31, 2007 from $1.7 million in the same quarter of 2006, reflecting public company related costs which were not applicable in the quarter ended March 31, 2006.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses

Voyage Expenses

Voyage expenses increased 39.7% or $0.7 million to, $2.5 million in the quarter ended March 31, 2007, from $1.8 million for the quarter ended March 31, 2006. The increase in voyage expenses was due to commissions paid to our Manager for the vessels we acquired or sold during the period in accordance with our management contract.

Interest Expense and Interest Income

Interest expense decreased $1.3 million, or 18.0%, to $5.8 million in the quarter ended March 31, 2007, from $7.1 million in the quarter ended March 31, 2006. The decrease in interest expense was primarily due to the financing of our extensive newbuilding program which resulted in capitalizing $2.8 million of interest for the quarter ended March 31, 2007 as opposed to $1.7 million of capitalized interest for the quarter ended March 31, 2006. Interest income increased $0.1 million or 11.1% to $1.3 million for the quarter ended March 31, 2007 from $1.2 million in the quarter ended March 31, 2006, due to decreased bank deposits on which interest was earned which was offset by higher interest rates.

Gain on Sale of vessels

The gain on sale of vessels of $72.7 million for the period ended March 31, 2007 reflects the sale of the Alexandra I, Fivos, Dimitris C, Roberto C and Maria C to a third party drybulk operator for $118.0 million resulting in a gain of $72.9 million over the depreciated book value of these vessels at the time of their sale.

On March 7, 2007 we sold and delivered the APL England to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.5 million. We incurred a loss on this sale of $0.2 million.

EBITDA

EBITDA increased 229.2%, or $81.2 million, to $116.6 million in the quarter ended March 31, 2007, from $35.4 million in the quarter ended March 31, 2006. Excluding one-off gain from sale of vessels of $72.7 million and a loss resulting from change in fair value of debt denominated in JPY of $2.6 million our EBITDA for the first quarter of 2007 is $46.5 million, representing an increase of 31.3% over the EBITDA of the same period of 2006. A table with analytical EBITDA calculations reconciling EBITDA to net income can be found at the end of this press release.

Dividend Payment

On January 18, 2007 we declared a dividend of $0.44 per common share for the fourth quarter of 2006 for all shareholders on record as of January 29, 2007 which was paid on February 14, 2007. On April 23, 2007, the Board of Directors declared a dividend of $0.44 per common share for the first quarter of 2007. The dividend is payable on May 18, 2007 to all shareholders of record as of

May 4, 2007. We currently intend to pay quarterly dividends of $0.44 per share, or $1.76 per share per year.

Recent News

During the first quarter of 2007 Danaos Corporation entered into new shipbuilding contracts for 14 more large containership vessels, four of 6,800 TEU each, five of 6,500 TEU each and a further five of 3,400 TEU of capacity, all scheduled to be delivered throughout the end of 2009 and 2010. The total amount of this new investment program is in the region of $1.2 billion and brings the company’s order-book to a total of 28 containerships vessels, or 104% of its current fleet capacity. Further, during the last months, APL has declared their purchase option regarding the APL Scotland and the APL Holland according to their existing agreement with Danaos. Danaos Corporation now expects to sell these vessels back to APL at the end of their respective charter on or about June 22 and July 20, 2007 respectively for a total of $88 million.

Conference Call and Webcast

On Thursday, April 26, 2007 at 9:30 A.M. EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Danaos”

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In). 800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Quote “Danaos”

A telephonic replay of the conference call will be available until May 3, 2007 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1186615#

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call through the Danaos website (www.danaos.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Danaos Corporation

Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world’s largest liner companies. Its current fleet of 31 containerships aggregating 138,931 TEUs ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Danaos is the largest US listed containership company based on fleet size and market capitalization. Furthermore, the company has on order 28 additional containerships aggregating 147,524 TEU with scheduled deliveries up to 2010. The company’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

Visit our website at www.danaos.com

For further information please contact:

Company Contact:

Dimitri Andritsoyiannis	Iraklis Prokopakis
Chief Financial Officer	Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel: +30 210 419 6481	Tel. +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com

Appendix

Fleet Utilization

Danaos had 66 off-hire days in total in the first quarter, of which 63 were attributed to scheduled dry-docking & special survey operations. The following tables summarize vessel utilization and the impact of the off-hire days on the company’s revenue relating to the last four quarters.

	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	First Quarter 2007	Totals
Vessel utilization	No. of Days	No. of Days	No. of Days	No. of Days	No. of Days
Ownership days	2,953	2,967	3,123	3,040	12,083
Less Off-hire Days:
Scheduled Dry-docking	—	(49)	(22)	(63)	(134)
Other Off- hire Days	(1)	(2)	(2)	(3)	(8)
Operating Days	2,952	2,916	3,099	2,974	11,941
Vessel Utilization	100.0%	98.2%	99.2%	97.8%	98.8%

	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	First Quarter 2007	Totals
Reuenue - Impact of Off-hire
(in ‘000s of US dollars)	Revenue	Revenue	Revenue	Revenue	Revenue
100% fleet utilization	$60,034	$62,940	$69,720	$69,141	$261,835
Less Off-hire:
Scheduled Dry-docking	—	(1,066)	(455)	(1,463)	(2,984)
Other Off- hire Days	(35)	(48)	(38)	(102)	(223)
Actual Revenue Earned	$59,999	$61,826	$69,227	$67,576	$258,628

Fleet List

The following table describes in detail our current fleet deployment profile.

	Vessel
	Size		Year	Expiration of
Vessel Name	(TEU)		Built	Charter(1)
Containerships
CSCL Pusan	9,580		2006	September 2018
CSCL Le Havre	9,580		2006	November 2018
CSCL America	8,468		2004	November 2016
CSCL Europe	8,468		2004	August 2016
APL Belgium	5,506		2002	January 2008
APL Holland(2)	5,506		2001	July 2007
APL Scotland(2)	5,506		2001	June 2007
Maersk Marathon	4,814		1991	December 2011
Maersk Messologi	4,814		1991	December 2011
Maersk Mytilini	4,814		1991	December 2011
Hyundai Commodore	4,651		1992	May 2011
Hyundai Duke	4,651		1992	April 2011
MOL Confidence	4,651		1994	November 2012
Norasia Integra	4,300		2004	May 2007
Maersk Derby	4,253		2004	April 2009
Vancouver Express	4,253		2004	March 2009
Norasia Hamburg	3,908		1989	March 2008
YM Yantian	3,908		1989	September 2011
YM Milano	3,129		1988	July 2008
Victory 1	3,098		1988	July 2007
Independence	3,045		1986	June 2007
Henry	3,039		1986	May 2007
CMA CGM Elbe	2,917		1991	August 2010
CMA CGM Kalamata	2,917		1991	August 2010
CMA CGM Komodo	2,917		1991	August 2010
Pacific Bridge	2,130		1984	September 2008
Eagle Express	1,704		1978	October 2007
Bareboat Containerships
Maersk Constantia	3,101		1979	April 2008
S.A. Helderberg	3,101		1977	December 2007
S.A. Sederberg	3,101		1978	January 2008
S.A. Winterberg	3,101		1978	March 2008
Drybulk Carriers	(DWT	)
MV Achilleas(2)	69,180		1994	April 2007

(1)                                Earliest date charters could expire. Some charters include options to extend their term.

(2)                                We have agreed to sell this vessel upon expiration of its current charter. Under the leading “Expiration of Charter” we include the expected month of delivery of this vessel to its new owner.

New Deliveries

The following table describes the expected additions to our fleet as a result of our new building containership program as well as the acquisition of a second hand containership.

Vessel Name	Vessel Size (TEU)	Expected Delivery Date(1)	Expiration of Charter
Newbuildings
HN 1639(1)	4,253	Sept. 2007	2019
HN 1640(1)	4,253	Dec. 2007	2019
HN 1670(1)	4,253	July 2008	2020
HN 1671(1)	4,253	Sept. 2008	2020
HN 1672(1)	4,253	Oct. 2008	2020
HN 1673(1)	4,253	Nov. 2008	2020
HN 1698(1)	4,253	Mar. 2009	2021
HN 1699(1)	4,253	June 2009	2021
HN S4001(2)	6,500	April 2009	2021
HN S4002(2)	6,500	June 2009	2021
HN S4003(2)	6,500	Aug. 2009	2021
HN S4004(2)	6,500	Oct. 2009	2021
HN S4005(2)	6,500	Dec. 2009	2021
HN Z 00001	6,800	June 2010	—
HN Z 00002	6,800	July 2010	—
HN Z 00003	6,800	Aug. 2010	—
HN Z 00004	6,800	Aug. 2010	—
HN N-214	6,572	Nov. 2009	—
HN N-215	6,572	Jan. 2010	—
HN N-216	6,572	Mar. 2010	2025
HN N-217	6,572	May 2010	2025
HN N-218	6,572	July 2010	2025
HN N-219	3,400	Nov 2009	2017
HN N-220	3,400	Jan 2010	2017
HN N-221	3,400	Feb 2010	2017
HN N-222	3,400	Apr 2010	2017
HN N-223	3,400	Jun 2010	2017
Secondhand
E.R.Wellington	4,300	Sept. 2007	2019

(1)                                  Although the expected delivery dates are as set forth in the table above, the contracted delivery dates for our contracted vessels are as follows:HN 1639—September 30, 2007; HN 1640—November 30, 2007; HN 1670—July 31, 2008; HN 1671—October 31, 2008; HN 1672—November 30, 2008; HN 1673—December 31, 2008; HN 1698—March 31, 2009; HN 1699—June 30, 2009 and E.R. Wellington—September 15, 2007 to October 15, 2007.

(2)                                  Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

DANAOS CORPORATION

Statement of Operations

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,	Three months ended March 31,
	2006	2007
	(unaudited)	(unaudited)

OPERATING REVENUES	$54,536	$67,576

OPERATING EXPENSES
Vessel operating expenses	(13,650)	(16,101)
Depreciation & amortization	(7,942)	(11,673)
General & administrative	(1,745)	(2,322)
Gain on sale of vessels	0	72,696
Other operating expenses	(1,811)	(2,530)
Income From Operations	29,388	107,646

OTHER EARNINGS (EXPENSES)
Interest income	1,136	1,263
Interest Expense	(7,136)	(5,849)
Other finance income (cost), net	525	(596)
Other income / (expense)	363	(2,206)
Gain (loss) on derivatives	(2,793)	108
Total Other Income (Expenses), net	(7,905)	(7,280)

Net income	$21,483	$100,366

EARNINGS PER SHARE
Basic and dilluted net income per share	$0.48	$1.84

Basic and dilluted weighted average number of shares	44,308	54,558

DANAOS CORPORATION

Balance Sheets

(Expressed in thousands of United States dollars)

	Year ended	Three months
	December 31,	ended March 31,
	2006	2007
	(audited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$43,075	$35,506
Restricted cash	2,493	22
Accounts receivable, net	2,170	2,861
Other current assets	11,962	18,815
	59,700	57,204
NON-CURRENT ASSETS
Vessels	1,016,608	979,989
Advances for vessel acquisitions and vessels under construction	205,366	256,771
Deferred charges, net	9,399	9,511
Fair value of financial instruments	5,832	6,865
Other assets	285	357
	1,237,490	1,253,493

TOTAL ASSETS	$1,297,190	$1,310,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Long-term debt, current portion	$22,760	$25,619
Accounts payable, accrued liabilitiies & other current liabilities	21,488	16,550
Fair value of financial instruments, current portion	1,466	1,438
	45,714	43,607
LONG-TERM LIABILITIES
Long-term debt	639,556	578,557
Fair value of financial instruments, net of current portion	5,775	5,294
Other liabilities	40,293	39,793
	685,624	623,644
STOCKHOLDERS’ EQUITY
Common stock	546	546
Additional paid-in capital	288,530	288,530
Other comprehensive income	3,941	5,174
Retained earnings	272,835	349,196
	565,852	643,446

Total liabilities and stockholders’ equity	$1,297,190	$1,310,697

DANAOS CORPORATION

Statement of Cash Flows

(Expressed in thousands of United States dollars)

	Three months	Three months
	ended March 31,	ended March 31,
	2006	2007
	(unaudited)	(unaudited)
Cash Flows provided by/ (used in):
Operating Activities:
Net Earnings	$21,483	$100,366
Adjustments to reconcile Net Earnings to Cash from
Operating Activities:
Depreciation	6,819	10,169
Amortization of deferred charges	1,157	1,547
Written off amount of deferred charges	259	284
Payments for dry-docking /special survey	(3,359)	(1,858)
Change in fair value of debt and financial instruments	2,680	2,409
Loss /(Gain) on sale of vessels	0	(72,696)
Accounts receivable	(1,444)	(691)
Other assets short and long term	(4,139)	(6,925)
Accounts payable and accrued liabilities	2,393	(3,421)
Other liabilities short and long term	1,398	(2,017)
Cash provided by operating activities	27,247	27,167

Investing Activities:
Vessel acquisitions including advances	(40,584)	(55,751)
Vessels under construction	(136)	(57,580)
Proceeds from sale of vessels	0	161,487
Cash (used in)/ provided by Investing Activities	(40,720)	48,156

Financing Activities:
Debt draw downs	30,375	121,500
Debt repayment	(11,064)	(182,358)
Contributions	0	0
Dividends on common shares	0	(24,005)
Deferred costs	(416)	(500)
(Increase)/decrease in restricted cash	633	2,471
Cash provided by/(used in) Financing Activities	19,528	(82,892)
Net change in cash and cash equivalents	6,055	(7,569)
Cash and cash equivalents, beginning of period	38,000	43,075
Cash and cash equivalents, end of period	$44,055	$35,506

Supplementary Cash Flow information
Cash paid for interest	7,172	11,232
Non-cash capitalized interest on vessels under construction	1,746	0
Non-cash value on vessel acquisition	14,416	14,416

	Three months	Three months
	ended March 31,	ended March 31,
	2006	2007
	(unaudited)	(unaudited)
Reconciliation of Net Income to EBITDA
(unaudited)
Net Income	$21,483	$100,366
Depreciation	6,819	10,169
Amortization of deferred charges	1,123	1,504
Interest Income	(1,136)	(1,263)
Interest Expense	7,136	5,849
EBITDA (unaudited)	$35,425	$116,625

(1)           EBITDA represents net income before interest, income tax expense, depreciation and amortization. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.

For further information please contact:

Company Contact:

Dimitri Andritsoyiannis Chief Financial Officer Danaos Corporation Athens, Greece Tel: +30 210 419 6481 E-Mail: cfo@danaos.com	Iraklis Prokopakis Chief Operating Officer Danaos Corporation Athens, Greece Tel. +30 210 419 6400 E-Mail: coo@danaos.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com